
Thompson
Norway House
Chisasibi
Moosonee
Sobeski Lake Property
Winnipeg
Kenora
Marathon
Timmins
Thunder Bay
Greater Sudbury
Sault Ste. Marie

BaseMap Source: Natural Resources Canada (Atlas of Canada)
http://atlas.gc.ca/site/index.html

# DYNAMIC GOLD CORP.

*Sobeski Lake Area*
*Sobeski Lake Property*

## FIGURE 2 - LOCATION MAP

| To Accompany a Report by E. Ostensoe, P. Geo., dated July 07, 2004 | 0 150 300 450 600 km | TERRACAD GIS SERVICES |
|---|---|---|